EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2013	2012	2013	2012
Earnings before income taxes	$2,225	$2,073	$4,186	$4,242
Fixed charges	209	177	418	347
Total earnings available for fixed charges	$2,434	$2,250	$4,604	$4,589

Fixed Charges:
Interest expense	$176	$153	$354	$301
Interest component of rental payments	33	24	64	46
Total fixed charges	$209	$177	$418	$347
Ratio of earnings to fixed charges	11.6	12.7	11.0	13.2

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.